UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ACCURIDE CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	001-32483	61-1109077
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7140 Office Circle, Evansville, IN	47715
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (812) 962-5000

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction

Accuride Corporation (“Accuride” or the “Company”) is one of the largest manufacturers and suppliers of commercial vehicle components in North America.  Accuride’s business consists of three operating segments that design, manufacture, and distribute components for the commercial vehicle market, including heavy- and medium-duty trucks, commercial trailers, light-trucks, buses, as well as specialty and military vehicles and their related aftermarket channels, and for the global industrial, mining and construction markets.  The Wheels segment’s products primarily consist of steel and aluminum wheels. The Gunite segment’s products consist primarily of wheel-end components and assemblies such as brake drums, hubs and automatic slack adjusters.  The Brillion Iron Works segment’s products primarily consist of ductile, austempered ductile and gray iron castings, including engine and transmission components and industrial components.

In 2012, the United States Securities and Exchange Commission (the “SEC”) adopted Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) and the Specialized Disclosure Report on Form SD (“Form SD”) to implement the conflict mineral provisions in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Rule and Form SD require public reporting companies with Conflict Minerals (as defined below) that are necessary to the functionality or production of a product they manufacture, or contract to manufacture, to disclose annually whether any of those Conflict Minerals originated in the Democratic Republic of Congo (“DRC”) or certain countries that share an internationally-recognized border with the DRC (each, an “adjoining country”).  The term “Conflict Minerals” means cassiterite, columbite-tantalite (coltan), gold, wolframite and their derivatives (which are currently limited to tantalum, tin and tungsten).

In order to facilitate its compliance with the Rule and Form SD, Accuride adopted and issued its Conflict Minerals Policy Statement setting forth its policies with respect to the sourcing of Conflict Minerals, which is available via the Suppliers section of the company’s website at www.AccurideCorp.com/suppliers.

Item 1.01                      Conflict Minerals Disclosure and Report

In order to determine whether any Conflict Minerals were necessary to the functionality or production of the products Accuride manufactured during 2013, the reporting period covered by this report, the Company formed a due diligence team that (i) surveyed business unit personnel, (ii) reviewed drawings and specifications, (iii) surveyed Company suppliers, and (iv) tested and analyzed certain constituent raw materials and components to its products. As part of this process, Accuride implemented a broader supply-chain diligence program that surveys suppliers of direct material (materials that go into the products manufactured by Accuride) using the EICC/GeSI Conflict Minerals Reporting Template.  This survey was primarily conducted through the iPoint Conflict Minerals Platform, and resulted in responses from approximately 70% of direct material suppliers for Accuride’s Wheels, Gunite and Brillion operating segments, which represented approximately 95% of the direct material spend by these businesses in 2013.  In addition, Accuride engaged in direct communications with suppliers responding through the iPoint platform (or other means) as necessary to attempt to generate a supplier response and/or clarify responses received.  Accuride intends to continue to monitor its supply chain in order to remain in compliance with applicable rules and regulations related to Conflict Minerals. As a result of these multi-faceted efforts, Accuride identified tin as an ingredient to certain paint used to coat some of its steel wheel products.

In accordance with the Rule and pursuant to Form SD, Accuride conducted in good faith a “reasonable country of origin inquiry” (“RCOI”), which was reasonably designed to determine whether the tin contained in paint used to coat some of Accuride’s steel wheel products originated in the DRC. As part of its RCOI, Accuride (i) surveyed suppliers of paint to its Wheels, Gunite and Brillion businesses to determine whether their products included tin or any other Conflict Minerals, (ii) engaged in a series of communications with each vendor whose paint supplied to Accuride was identified as including tin as an ingredient, and (iii) received representations of each such vendor that such tin did not originate in the DRC or an adjoining country.

Based on its RCOI described above, Accuride has determined that the tin contained in the paint used in the production of certain steel wheels that it manufactures did not originate in the DRC or an adjoining country and it has no reason to believe the tin was sourced in the DRC or an adjoining country.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCURIDE CORPORATION

Date: May 30, 2014	/s/ Stephen A. Martin
Stephen A. Martin
Senior Vice President / General Counsel